Itaúsa           Banco Itaú Holding Financeira               Unibanco Holdings  Unibanco

COMPANIES ANNOUNCEMENT

Itaúsa - Investimentos Itaú S.A. (“Itaúsa”), Banco Itaú Holding Financeira S.A. (“Itaú Holding”), Unibanco Holdings S.A. (“Unibanco Holdings”) and Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”), in compliance with paragraph 4º of Article 157 of Federal Statute 6404/76 and with Rules 358/2002 and 319/1999 of the Brazilian Securities and Exchange Commission (“CVM”), and in addition to the press release of November 3rd, 2008, hereby inform the following:

1.	The transaction

With the purpose of merging the financial operations of Itaú Holding and Unibanco, as per the terms of the press release of November 3rd, 2008, and in the scope of the corporate restructuring of both groups, the following transactions will be submitted for the approval of the shareholders of Itaú Holding, Banco Itaú S.A. (“Banco Itaú”), E.Johnston Representação e Participações S.A. – the controlling shareholder of Unibanco Holdings (“E.Johnston”), Unibanco Holdings and Unibanco, at extraordinary shareholder meetings to be held on November 28th, 2008:

(i)	the merger of all shares[1] of E.Johnston into Banco Itaú;

(ii)	the merger into Banco Itaú of all shares of Unibanco Holdings that are not indirectly held by it;

(iii)	the merger into Banco Itaú of all shares of Unibanco that are not indirectly held by it; and

(iv)	the merger of all shares of Banco Itaú into Itaú Holding, whose corporate name will be changed to Itaú Unibanco Banco Múltiplo S.A.

2.	Purposes

The purpose of the corporate restructuring described herein is to guarantee a union of efforts and resources to create a Brazilian financial institution of international proportions, with strong leadership in the Brazilian banking system and with a prominent position in foreign financial and capital markets, resulting in the improvement of both administrative and operational efficiencies. With the closing of the restructuring, we expect that Itaú Unibanco Banco Múltiplo S.A. will be prepared to:

1 Merger of shares to be used, in the scope of this announcement, as meaning “incorporação de ações”, as per Article 252 of Federal Statute 6404/76.

(i)	strengthen its support to Brazilian companies in their national and international operations;

(ii)	expand its business in Brazil and compete in the international market;

(iii)	support the growth of credit transactions of both financial institutions’ clients;

(iv)	substantially increase in synergies in all client segments.

In addition, one of the main competitive advantages of both Itaú Holding and Unibanco is the internal segmentation of the businesses, which allow them to better identify the needs of each class of clients, to create specific designed products and services and to optimize the use of each segment’s potential, offering a wide range of services and products to a diversified base of individuals and corporate clients. The merger of both companies into Itaú Unibanco Banco Múltiplo S.A. will enable the expansion of this segmentation culture.

In this sense, both economic groups want to unify Itaú Holding and Unibanco into a single economic conglomerate. In order to do that, the best corporate restructuring strategy consists in (i) all of the shares issued by Unibanco being held, directly or indirectly, by Banco Itaú, which is the largest operating company of the new economic conglomerate to be created and the company that will generate the most significant synergies in the businesses of both economic groups, and (ii) Itaú Unibanco Banco Múltiplo S.A. being the only publicly-listed financial institution of the economic conglomerate, in order to guarantee more liquidity and transparency in the trading of the shares of the economic conglomerate.

3.	Summary of the Transaction’s Structure

The mergers of the shares are steps of the corporate restructuring, which has as its purpose to integrate Itaú Holding and Unibanco’s activities, and the merger of the shares will be effected as described in item 1 above.

In order to define the structure for the merger of the shares issued by E.Johnston, Unibanco Holdings, and Unibanco into Banco Itaú and, subsequently, into Itaú Holding, the parties took into consideration the following facts:

(i)           E.Johnston holds 525,398,072 common shares issued by Unibanco Holdings and 378,434 common shares issued by Unibanco;

(ii)          Unibanco Holdings holds 1,467,184,984 common shares and 127,743,681 preferred shares issued by Unibanco;

(iii)          at the moment of the merger of Unibanco Holdings’s shares, Banco Itaú will be, as a result of the prior merger of E.Johnston’s shares into Banco Itaú, the indirect holder of the 525,398,072 common shares issued by Unibanco Holdings;

(iv)         at the moment of the merger of the shares of Unibanco, Banco Itaú will be (a) by virtue of the prior merger of the shares of E.Johnston, the indirect holder of 378,434 common shares issued by Unibanco and (b) by virtue of the prior merger of the shares of Unibanco Holdings, the indirect holder of 378,434 common shares issued by Unibanco and 1,467,184,984 common shares issued by Unibanco and 127,743,681 preferred shares issued by Unibanco; and

(v)          only the shares of Unibanco and Unibanco Holdings that are not indirectly held by Banco Itaú at the moment of the merger of the shares will be merged into Banco Itaú.

The chart below sets forth the current share ownership structure and the share ownership structure that will result from this transaction:

4.	Corporate documents and negotiations that preceded the Transaction

As informed in the material fact of November 3rd, 2008, the controlling shareholders of Itaúsa and E.Johnston executed, on that same day, a joint venture agreement aiming to merge the operations of Banco Itaú and Unibanco.

In addition, before the implementation of the expected corporate restructuring, Itaúsa shall transfer to Banco Itaú all the shares that it holds in Itaúsa Europa Investimentos SGPS Lda. and Itaúsa Export S.A. (“Export”), companies that hold all of Banco Itaú Europa S.A.’s shares, for approximately R$ 1,137 million, being R$ 587 million in cash and R$ 550 million  by means of the merger of Export shares into Banco Itaú, with the issuance of 20,954,935  common shares.

Furthermore, as a preliminary step to the merger of the shares, on November 12th, 2008 the management of the companies involved in the corporate restructuring approved the respective protocols and justifications of the mergers of the shares and the publishing of a call notice for the shareholders meetings to decide upon such matters. Those protocols and justifications of the mergers of shares were signed by the management of such companies in the same date.

On November 12th, 2008, a shareholders’ meeting of Banco Itaú was held at which was resolved

(i) the creation of a class of preferred shares to afford the delivery of such class of shares to Unibanco and Unibanco Holdings shareholders in view of the corporate restructuring, (ii) a share split, so as to mitigate the issuance of share fractions in the merger of Unibanco and Unibanco Holdings shares and to allow a greater number of shareholders to be able to migrate their equity stake to Itaú Holding, (iii) the increase of the maximum number of members that can compose the board of officers, and (iv) the election of some of the current members of Unibanco’s board of officers to the board of officers of Banco Itaú, so as to make the transition process smoother. In the same way and also on November 12th, 2008, Unibanco’s board of directors elected some of Banco Itaú’s current officers to compose its board of officers, for the same purpose.

Finally, it should be mentioned that Unibanco, Unibanco Holdings and Itaú Holding shareholders´ meetings, to be held on November 28th , 2008, shall decide, at a moment that shall immediately precede the decision on the merger of the shares, on the following matters:

(a) Unibanco: (i) the re-ratification of the shareholders’ meeting held on July 16th, 2008, in which the capitalization of the amounts that were registered in the statutory reserve intended to ensure that the company maintains an adequate operational margin, in the amount of R$3,000,000,000.00 (three billion Reais), increasing the share capital from R$8,000,000,000.00 (eight billion of Reais) to R$11,000,000,000.00 (eleven billion of Reais), so as to have the capital increase effected without the issuance of shares, as per the provision of paragraph 1º of Article 169 of Federal Statute 6404/76, being the stock dividends thereby cancelled; (ii) the cancellation of the entirety of the shares held in treasury; (iii) in view of such deliberations, the amendment of Article 4 of Unibanco’s By-laws; (iv) the increase of the maximum number of members that can compose the board of directors and the audit committee, and (v) the election of new members to such corporate bodies;

(b) Unibanco Holdings: (i) the re-ratification of the annual meeting held on July 16th, 2008, in which was approved the capitalization of R$1,467,785,893.05 (one billion, four hundred sixty-seven million, seven hundred eight-five thousand, eight hundred ninety-three Reais, and five cents) registered in the reserve for unrealized profits and R$276,724,106.95 (two hundred seventy-six million, seven hundred twenty-four thousand, one hundred and six Reais, and ninety-five cents) registered in the reserve for unrealized profits, so as to have the capital increase effected without the issuance of shares, as per the provision of paragraph 1º of Article 169 of Federal Statute 6404/76, (ii) the cancellation of the entirety of the shares held in treasury and (iii) in view of such decisions, the amendment of Article 5 of Unibanco Holdings’s By-laws; and

(c) Itaú Holding: (i) the cancellation of 10,000,000 (ten million) preferred shares held in treasury, and (ii) the increase of authorized capital.

5.	Criteria for the Valuation of shares

A. Merger of E.Johnston, Unibanco Holdings and Unibanco’s shares into Banco Itaú

Provided that (i) E.Johnston’s assets are constituted almost exclusively of shares representing

Unibanco Holdings and Unibanco’s capital and (ii) Unibanco Holdings assets are, in turn, constituted almost exclusively of shares of Unibanco, we may conclude that the aggregate value of E.Johnston, Unibanco Holdings and Unibanco’s assets, not considering the effects of the double accounting of its net value, is substantially equivalent to Unibanco’s value.

Therefore, taking into account that the merger of the shares of E.Johnston, Unibanco Holdings and Unibanco will cause an increase in Banco Itaú’s net value equivalent to Unibanco’s value, and, as a consequence, that the value of the shares of the three companies, which shall be merged into Banco Itaú, are equivalent to Unibanco’s value, the three merger of shares transactions will be effected based on Unibanco’s value, which shall be based on its economic value as of September 30th, 2008.

Hirashima & Associados Consultoria em Transações e Reestruturações Societárias Ltda. (“Hirashima”) performed a valuation of Unibanco’s economic value, which, together with previous analysis prepared by N M Rothschild & Sons (Brasil) Ltda. (“Rothschild”) and Morgan Stanley Dean Witter (“Morgan Stanley”), concluded that the economic value of Unibanco as of September 30th, 2008 was R$29,4 billion, and that such value was fair for the purposes of the transaction.  The appointment of Hirashima shall be ratified by the shareholders at the extraordinary shareholders’ meeting to be held on November 28th, 2008.

B. Merger of Banco Itaú shares into Itaú Holding

For the purposes of this merger, the shares to be merged will be evaluated by their book value, which will be determined by PricewaterhouseCoopers Auditores Independentes based on the respective book values as of September 30th, 2008, adjusted for subsequent events, including, but not limited to, the merger of the shares of Export, E.Johnston, Unibanco Holdings and Unibanco.

6.	Exchange ratio of shares, number of the type of shares to be distributed to the shareholders

The exchange ratios were established according to the purposes of the structure, explained in item 2 above, and considered the following premises: (i) all of the shares issued by Unibanco will be held, directly or indirectly by Banco Itaú, the largest operating company in the new economic conglomerate, which should generate significant synergies in the businesses of both economic groups, and (ii) Itaú Unibanco Banco Múltiplo S.A. will be the only publicly-listed financial institution of the economic conglomerate, in order to guarantee more liquidity and transparency in the trading of the shares of the economic conglomerate.

Therefore, because the transactions described in item 1 of this document correspond to steps of the same transaction, which aims to reach such goals, the exchange ratios agreed upon are based on the transaction as a whole.

In this sense, the following criteria were adopted to establish the exchange ratios:

(a) the calculation of the exchange ratios of the common shares was established according to the negotiation between the controlling shareholders of Unibanco and of  Itaú Holding, and were considered equitable by them. This exchange rate was extended to the other holders of common shares of the companies that will have their shares merged;

(b) considering that the preferred shares of Unibanco and of Unibanco Holdings trade with large liquidity, mainly through the Units (share certificates representing one preferred share of Unibanco and one preferred share of Unibanco Holdings), the calculation of the exchange ratio was based on the market average price of the Units in the last 45 sessions of the Brazilian Stock Exchange – Bovespa before November 3rd, 2008, in order to avoid timing distortions; and

(c) considering that the preferred shares of Itaú Holding trade with large liquidity, the calculation of the exchange ratio was based on the market average price of the preferred shares of Itaú Holding in the last 45 sessions of the Brazilian Stock Exchange – Bovespa, with the same purpose.

All the exchange ratios were considered fair and equitable by the management of the companies involved in the corporate restructuring, including by the respective independent members of the boards of directors.

The calculation of the exchange ratios for the preferred shares was ratified by Trevisan Auditores e Consultores Ltda. (“Trevisan”), which considered that the exchange ratios as established were in compliance with an objective criteria and issued its opinion that a period of 45 sessions is representative for the establishment of the price of the preferred shares and appropriate for the establishment of the exchange ratio.

The following table contains a summary of the exchange ratios, establishing the number of shares of Itaú Holding that will be distributed to the shareholders of Unibanco and of Unibanco Holdings.

NUMBERS OF SHARES OF UNIBANCO AND OF UNIBANCO HOLDINGS
TO BE EXCHANGED FOR EACH SHARE OF ITAÚ HOLDING
Security	Exchange Ratio (necessary number of shares to entitle holders to receive one share of Itaú Holding)
ON UNIBANCO (UBBR3)	1.1797=1 common share
ON UNIBANCO HOLDINGS (UBHD3)	1.1797=1 common share
UNIT (UBBR11)	1.7391=1 preferred share
PN UNIBANCO (UBBR4)	3.4782=1 preferred share
PN UNIBANCO HOLDINGS(UBHD6)	3.4782=1 preferred share
GDRs (UBB)	0.17391=1 preferred share

Based on the established exchanges ratios, the valuation attributed for Unibanco in the transaction is R$ 29.4 billion, corresponding to 2.3 times its book value. The Unibanco and Unibanco Holdings’ boards of directors hired Rothschild and the Itaú Holding and Itaúsa’s board of directors hired Morgan Stanley to issue their opinions about the value attributed for Unibanco in the transaction, being such considered as fair by both institutions. Hirashima was the specialist firm hired to issue the valuation report for the purposes of Articles 8º and 252 of Federal Statute 6404/76.

The issuance of preferred and common shares will total 1,121,033,136 (one billion, one hundred and twenty-one million, thirty-three thousand and one hundred and thirty-six) shares, which will be equivalent to 27% of the total amount of Itaú Holding’s shares after the restructuring.

The securities to be delivered to the shareholders in exchange for the securities held by them will be distributed with the same transfer restrictions and for the original term of such restrictions, as provided in the agreements that establish such restrictions.

Fractional shares of Itaú Holding will be sold on the stock exchange and the proceeds  will be proportionately divided among the holders of the fractions.

The shares of Itaú Holding, which will be distributed to Unibanco and Unibanco Holdings’ shareholder in exchange for their shares, will confer to their holders the same rights as the rights conferred to the outstanding shares of Itaú Holding and all shares will be entitled to all benefits, including dividends and interest on capital stock that shall be declared by Itaú Holding after the shareholders meetings which will vote to approve the merger.

7.	Table comparing the political and patrimonial advantages of Unibanco, Unibanco Holdings and Itaú Holding shares

The following table shows the differences between the political and patrimonial advantages of the shares of Unibanco and of Unibanco Holdings as compared to the shares of Itaú Holding that the shareholders of Unibanco and Unibanco Holdings will receive as a result of the effectiveness of the transaction described herein.

Unibanco	Unibanco Holdings	Banco Itaú Holding
Preferred shares are entitled to annual dividends 10% (ten percent) higher than the dividends distributed to each common share
Preferred shares are entitled to (i) priority in the distribution of the semi-annual minimum dividend of R$0.15 (fifteen cents) for each lot of twenty (20) shares; or (ii) semi-annual priority dividends of 1.5% of the equity value of the share, resulting in an annual priority dividend of 3% (three percent) of the equity value of the share, whichever is greater
Preferred shares are entitled to priority in receiving the minimum annual dividend of R$ 0.022 per share
Preferred shares are entitled to priority in the reimbursement of capital in case the company is liquidated, up to the amount represented by such shares in the capital stock	Preferred shares are entitled to priority in the reimbursement of capital, in case the company is liquidated, up to the amount represented by such shares in the capital stock	Preferred shares are not entitled to priority in the reimbursement of capital in case the company is liquidated.

There is no disposition in the By-laws granting Tag Along rights. Only the terms of the Brazilian corporate Law (6404/76) are applicable.	There is no disposition in the By-laws granting Tag Along rights. Only the terms of the Brazilian corporate Law (6.404/76) are applicable.
Preferred shares have the right - in the event of the sale of a controlling stake - to be included in the public offering to acquire shares with a price equal to 80% (eighty percent) of the value paid for each share with voting rights and comprising the controlling stockholding block guaranteeing a dividend at least equal to that paid on to the common shares (“Tag Along”)

Preferred shares are entitled to participate, under the same conditions of the common shares, in capital increases resulting from the capitalization of monetary restatements, reserves and profits	Preferred shares are entitled to participate, under the same conditions of the common shares, in capital increases resulting from the capitalization of monetary restatement, reserves and profits	Dividends at least equal to the dividends of the common shares are assured to the preferred shareholders
Preferred shares are entitled to annual dividends 10% (ten percent) higher than the dividends distributed to each common share	Preferred shares are entitled to participate, under the same conditions of the common shares, in dividend distributions
Both types of shares are entitled to participate, under the same conditions, in the distribution of profits, provided that common shares will receive dividends equal to the minimum non-cumulative dividends  of the preferred shares

The mandatory dividends correspond to 35% (thirty five percent) of the annual net profit
Preferred shares are entitled to dividends equivalent to 100% (a hundred percent) of net profit that has been effected in cash. Such amount is the portion of the net profit that corresponds to mandatory dividend that were distributed and paid by Unibanco to the Company
The mandatory dividends correspond to 25% (twenty five percent) of the annual net profit

8.	Share Capital Increase

The merger of the shares (incorporação de ações) of E. Johnston, Unibanco Holdings, Unibanco and Export, jointly, will result in a capital increase of Banco Itaú in the amount of R$ 29,973,000,000.00 (twenty-nine billion, nine hundred and seventy-three million Reais), with the issuance of 527,750,941 (five hundred twenty-seven million, seven hundred and fifty thousand, nine hundred and forty-one) common shares and 614,237,130 (six hundred and fourteen million, two hundred and thirty-seven thousand, one hundred and thirty) preferred shares, which shall be issued to the current shareholders of E. Johnston, Unibanco Holdings, Unibanco and Export.

The merger of the shares (incorporação de ações) of Banco Itaú will result in a capital increase of Itaú Holding in the amount of R$ 12,000,000,000.00 (twelve billion Reais) , with the issuance of 527,750,941 (five hundred and twenty-seven million, seven hundred and fifty thousand, nine hundred forty-one)  common shares and 614,237,130 (six hundred fourteen million, two hundred and thirty-seven thousand, one hundred and thirty)  preferred shares of Itaú Holding, which will be issued to the current shareholders of E. Johnston, Unibanco Holdings and Unibanco.

9.	Itaú Holding share capital after mergers

After the conclusion of the mergers of the shares (incorporação de ações) mentioned above, Itaú Holding’s share capital shall be R$ 29,000,000,000.00 (twenty-nine billion Reais), represented by 4,155,396,563 (four billion, one hundred and fifty-five million, three hundred and ninety-six thousand, five hundred and sixty-three)  book-entry shares with no par value, being 2,081,169,523 (two billion, eighty-one million, one hundred and sixty-nine thousand, five hundred and twenty-three)  common shares and 2,074,227,040 (two billion, seventy-four million, two hundred and twenty-seven thousand, and forty)  preferred shares.

10.	Dissident Shareholders Reimbursement

As per the provisions of paragraph one of the article 137 of the Rule 6404/76, the shareholders which, on October 31, 2008, were the holders of Itaú Holding common shares (ITAU3), Unibanco common shares (UBBR3), Unibanco Holdings common shares (UBHD3), or Unibanco preferred shares (UBBR4) not deposited as Units, will have withdrawal rights guaranteed by the occurrence of the shareholders’ meetings that will be held to approve the corporate reorganization.

The reimbursement values for dissident shareholders, as per the provisions of Article 45, paragraph one, of Rule 6404/76, which correspond in Reais to the equity value of respective shares on December 31, 2007, are the following:

Security		Equity Value on 12.31.2007
ON Itaú Holding	ITAU3	R$10.61*
ON UH	UBHD3	R$4.290332
ON UBB	UBBR3	R$4.236374
PN UH	UBHD6	R$4.290332
PN UBB	UBBR4	R$4.236374
* Such value, for each share, is already adjusted with the 25% bonus in shares approved at the General Meeting held on April 23rd, 2008.

Dissents must be expressed within thirty (30) days from the publication of the shareholders’ meetings minutes that approve the merger of the shares (incorporação de ações), and shall be addressed to (i) in the case of Unibanco and Unibanco Holdings shareholders, to the Shareholders’ department, located at Avenida Paulista, 1337, 20º floor – cj. 202, São Paulo (São Paulo), Brazil, CEP 01311-200, and (ii) in the case of Itaú Holding shareholders, to the “Gerência de Relacionamento com Empresas” department, located at Praça Alfredo Egydio de Souza Aranha nº 100, Torre Eudoro Villela, 9º floor, orange area, São Paulo, Brazil, CEP 04344-902. All the correspondences expressing dissent should be sent with notarized signatures and should indicate  the bank, branch and account to which the credit of the reimbursement value should be deposited.

11.	Costs

The companies’ managements estimate that the costs of the transaction will be approximately R$ 25,000,000.00 (twenty-five million Reais), including expenses for printing, auditors, valuation experts, financial advisors, legal advisors and other technical professionals hired to advise the parties with respect to the transaction.

12.	Effects triggered by the transaction

Net worth. The net worth of Itaú Unibanco Banco Múltiplo S.A. will be approximately R$ 51.7 billion, making it the Brazilian financial institution with the largest capital base (as of September 30, 2008). If the new company had been created in the third quarter of 2008, the Basel Index would have been 15.1%, taking into account fiscal effects.

Accounting and Fiscal Effects: Considering the capital increase related to the merger of the shares (incorporação de ações), the variation of its equity stake and its accounting and fiscal effects, we estimate the positive effects on the results of Itaú Unibanco Banco Múltiplo S.A. and Itaúsa will be in the amount of R$ 8.1 billion and R$ 2.5 billion, respectively.

Contribution to the Result: We expect an increase in the consolidated net profits per share resulting from the transaction beginning in the next fiscal year.

13.	Other information

Corporate Governance: The Board of Directors of Itaú Unibanco Banco Múltiplo S.A. shall be composed of up to fourteen (14) members, six (6) of them to be jointly appointed by  the controlling shareholders of Itaúsa and the Moreira Salles Family. Mr. Pedro Moreira Salles will be the Chairman of the Board of Directors and Mr. Roberto Egydio Setubal will be the Chief Executive Officer of Itaú Unibanco Banco Múltiplo S.A

A Transition Committee was created with the purpose of defining the mechanics and timetable of the integration of the operations of Unibanco and Itaú Holding. The business and transactions performed with clients, creditors and suppliers shall not be affected.

Negotiation: Between the date of the extraordinary shareholders’ meetings that shall decide on the restructuring and the date on which the Central Bank of Brazil shall grant its approval for the joint venture, Itaú Holding, Unibanco Holdings and Unibanco’s shares shall trade normally, under the same current stock tickers, not only on the Bovespa – São Paulo Stock Exchange (preferred and common shares: ITAU4, ITAU3, UBBR3, UBBR4, UBHD3, UBHD6 and UBBR11), but also on the New York Stock Exchange (ITU and UBB). The management shall define the record date for the change of the stock ticker of the securities, after which they will trade under a new stock ticker.

Dividends / Interest on Capital Stock: The payment of dividends or interest on capital stock that will be declared after such shareholders’ meetings shall be made by Itaú Unibanco Banco Múltiplo S.A.

Independence of consultants: As per Article 2º, XIV of Rule N. 319/99 of the Brazilian Securities Commission, the companies involved declare that they are not aware of any conflict or union of interests, whether current or potential, with the consultants that were hired to evaluate the companies’ book values, or even regarding other companies involved in the transaction and their shareholders, with respect to the transaction.

14.	Submission to Authorities

The transaction mentioned herein is subjected to the approval of the Central Bank of Brazil and also to the approval of other relevant authorities, Brazilian and non-Brazilian.

15.	Availability of Documents

The audited Financial Statements of September 30th, 2008 E.Johnston, Unibanco Holdings, Unibanco, Banco Itaú and Itaú Holding shall be available at the headquarters of the companies and on their respective websites (www.itausa.com.br; www.itauri.com.br e www.ri.unibanco.com.br), and also on the websites of the CVM (www.cvm.gov.br) and of the Bovespa (www.bovespa.com.br).

The merger protocols and justifications [the merger agreement], the legal opinions that were obtained up to this date, the evaluation reports and the opinions of the financial consultants shall be available for review at the headquarters of the companies.

São Paulo, November 12th, 2008

Itaúsa – investimentos itaú s.a. roberto egydio setubal Investor Relations Officer	banco itaú holding financeira s.a. alfredo egydio setubal Investor Relations Officer	Unibanco Holdings S.A. geraldo travaglia filho Investor Relations Officer	Unibanco – União de Bancos Brasileiros S.A. geraldo travaglia filho Investor Relations Officer